UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cyalume Technologies Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232429100
(CUSIP Number)

Alon Michal, c/o Catalyst Equity Management, 3 Daniel Frish St., Tel Aviv, 64731, Israel
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 232429100	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON

Yair Shamir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
	7	SOLE VOTING POWER

		901,366
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		901,366
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

901,366(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.85% (2)
14	TYPE OF REPORTING PERSON

IN

(1)  Includes options to purchase 7,500 shares of common stock of Cyalume Technologies Holdings, Inc. held directly by Mr. Shamir and warrants to purchase 118,750 shares of common stock of Cyalume Technologies Holdings, Inc. held by Catalyst Private Equity Partners (Israel) II LP.  Mr. Shamir is a director of Cyalume Technologies Holdings, Inc. and the Chairman and Managing Partner of Catalyst Investments, Catalyst Private Equity Partners (Israel) II LP’s investment advisor.

(2) Based on 15,287,419 shares of common stock outstanding as reported in Cyalume Technologies Holdings, Inc.’s Prospectus filed with the Securities and Exchange Commission on April 22, 2009.

CUSIP No. 232429100	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON

Catalyst Private Equity Partners (Israel) II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
	7	SOLE VOTING POWER

		893,866
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		893,866
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

893,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.80% (1)
14	TYPE OF REPORTING PERSON*

PN

(1) Based on 15,287,419 shares of common stock outstanding as reported in the issuer’s Prospectus filed with the Securities and Exchange Commission on April 22, 2009.

Page 4 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of Cyalume Technologies Holdings, Inc., a Delaware corporation (the “Company”).  The address of the Company's principal executive office is 96 Windsor Street, West Springfield MA, 01089.

Item 2.	Identity and Background.

(a)       This Schedule 13D is filed by Yair Shamir (“Mr. Shamir”) and Catalyst Private Equity Partners (Israel) II LP (“Catalyst”) (collectively the “Reporting Persons”), as stockholders of the Company.

(b)       The business address and principal office of the Reporting Persons is 3 Daniel Frish St., Tel Aviv, 64731, Israel.

(c)       Mr. Shamir is a director of the Company and the Chairman and Managing Partner of Catalyst Investments, Catalyst’s investment advisor.  Catalyst is an Israeli private equity fund, focused on investments in mature Israeli and Israel-related technological companies on their way to expansion.

(d)        During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)         In September 2008, Mr. Shamir settled a complaint filed by the SEC which alleged that certain independent directors of Mercury Interactive, LLC (including Mr. Shamir) recklessly approved backdated stock option grants and reviewed and signed public filings that contained materially false and misleading disclosures about the company's stock option grants and company expenses. Without admitting or denying the allegations in the SEC's complaint, in order to settle the charges against them, each of the independent directors implicated (including Mr. Shamir) agreed to permanent injunctions against violating certain provisions of the securities laws, paid a financial penalty, and retained the ability to serve as a director or officer of U.S. public companies.

During the past five years, Catalyst has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Shamir is a citizen of Israel.  Catalyst is incorporated under the laws of Israel.

Item 3.                      Source and Amount of Funds and Other Consideration.

Options to purchase 7,500 shares of Common Stock of the Company held directly by Mr. Shamir were awarded to him by the Company in consideration of his services rendered to the Company as a director.  Catalyst used $4,750,000 of its working capital to acquire 593,750 shares of Common Stock and warrants to purchase 118,750 shares of Common Stock in October 2008.  In January 2009, Catalyst acquired 25,000 shares of Common Stock for an aggregate purchase price of $100,000. In September 2008, Catalyst used its working capital to acquire 310,605 public warrants for an aggregate purchase price of $296,000, which it exercised in full on a cashless basis in February 2009, and received 156,366 shares of Common Stock.

Page 5 of 6 Pages

Item 4.                      Purpose of Transaction.

Other than Mr. Shamir’s activities as a member of the Board of Dirctors of the Company, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c)  a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d)  any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e)  any material change in the present capitalization or dividend policy of the Company; (f)  any other material change in the Company’s business or corporate structure; (g)  changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h)  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

Item 5.                      Interest in Securities of the Company.

(a)       Mr. Shamir beneficially owns an aggregate of 901,366 shares of Common Stock, representing approximately 5.85% of the total issued and outstanding shares of Common Stock, which includes options to purchase 7,500 shares of Common Stock held directly and warrants to purchase 118,750 shares of Common Stock held of record by Catalyst.  Catalyst beneficially owns 893,866 shares of Common Stock, including warrants to purchase 118,750 shares of Common Stock, representing approximately 5.80% of the total issued and outstanding shares of Common Stock.

(b)        Mr. Shamir has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 901,366 shares of Common Stock, which includes options to purchase 7,500 shares of Common Stock held of record directly and warrants to purchase 118,750 shares of Common Stock held of record by Catalyst.  Catalyst  has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of 893,866 of Common Stock, including warrants to purchase 118,750 shares of Common Stock.

(c)        Other than the acquisition of the shares as reported in this Schedule 13D, the Reporting Persons  have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.

(e)       Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

99.1                  Joint filing agreement

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 3, 2009

CATALYST PRIVATE EQUITY PARTNERS (ISRAEL) II LP

By:	/s/ Alon Michal
Name:	Alon Michal
Title:	Partner

By:	/s/Yair Shamir
Name:	Yair Shamir